Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 15, 2006

06013653

File #82-627

RECEIVED
2006 MAY 24 A 9:17

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated May 15, 2006

Enclosed is a copy of our News Release dated May 15, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 15, 2006

For Immediate Release
TSX Venture: "DTA"

Atkinson Gold Prospect, Lipton Claims, Detour Lake Area, Ontario

Gold Intersect

Significant concentrations of gold, the highest 14.01 g/t or 13.53 g/t (check assay) of gold over 7.7 meters have been intersected on the Lipton claims. These intersections are located at the margins or within a regionally extensive magnetic high. Additional claims were staked recently to extend Dentonia's property to the north of the Lipton claims to cover most of the magnetic feature.

Results of Analyses of Whole Rock Samples

The results from 20 samples sent for whole rock analyses have now been received. When plotted against the normal geochemical trends of Abitibi Group volcanic rocks, the results show that there is a significant enrichment in K_2O for most samples, and that there is also significant Na_2O depletion for some of the samples. These results indicate and confirm the presence of a zone of hydrothermal alteration at the Lipton and the recently staked claims.

The Lipton and recently staked claims are completely covered by glacial overburden and any information on the geology and mineralization is obtained from geophysical, and geochemical surveys, and subsequent diamond drilling.

The foregoing chemical analyses together with the magnetic results indicate the development of a hydrothermal system favourable to the development of Archean gold or volcanogenic base metals (Cu, Zn) deposits.

Gold deposits in this area (Detour Lake Mine, and Casa Beradi) are associated with or are in part hosted by sulphide bearing chemical sedimentary units (hydrothermal) with possible supergene enrichment.

The volcanogenic massive sulphide deposits can also be located by geophysical methods and may be associated with laterally extensive chemical sedimentary horizons. Alteration zones that are commonly associated with both types of mineral deposit, Archean gold and volcanogenic base metals, may be reflected as areas with lower magnetic signature than the unaltered rocks along strike.

The foregoing results warrant an exploration program of core drilling, with helicopter support, for late summer or early fall.

These exploration programs are under the direction and supervision of Paul P Nicholls, P. Eng., Ontario.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 11, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

RECEIVED
2006 MAY 24 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: News Release dated May 11, 2006

Enclosed is a copy of our News Release dated May 11, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 11, 2006

For Immediate Release
TSX Venture: "DTA"

Update on DO-27, WO Diamond Project, NWT, Canada

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd. ("Peregrine"), the operator, that the large diameter RC ("LDRC") drilling on the lake-ice at DO-27 has been completed for this year.

LDRC drilling on the land-based portion of DO-27 (Northeast Lobe) is scheduled to begin in August, 2006. LDRC drilling of the DO-18 kimberlite is scheduled to begin October, 2006.

To quote:

> "A total of eighteen LDRC holes totaling 3,202 meters have been completed to date at DO-27 by Peregrine including twelve holes totaling 2,424 meters completed this winter.
>
> Approximately 566 tonnes of kimberlite were extracted during the winter 2006 bulk sampling program ***(with the 151 tonnes extracted in 2005, grading 0.98 carats/tonne, and valued from a low of US$54.54 to a high of US$77.77 per carat; it should, however, be noted that larger samples usually give higher values and better grades of diamond)**, for a total of over 717 tonnes of kimberlite extracted from DO-27 to date by Peregrine through LDRC drilling. The 2006 program recovered material from vertical depths of up to 403 meters as compared to 209 meters in the 2005 program.
>
> This year's bulk sample consisting of 444 samples have been delivered to the Ekati™ Diamond Mine for diamond recovery processing which is scheduled for June/July, 2006.
>
> A total of twenty-four NQ and HQ core holes totaling 5,233 meters have been completed to date at DO-27 by Peregrine including twelve holes totaling 2,929 meters this winter. Core drilling is currently continuing with the following objectives:
>
> - Delineation drilling of DO-27, particularly the Northeast Lobe which is land based.
> - Geotechnical drilling at DO-27.
> - Exploration drilling in the area between DO-27 and DO-18 where previous core drilling intersected kimberlite and where geophysical gravity data suggests that DO-27 and DO-18 may be connected at depth."

With the additional programs to commence in August (North East Lobe) and October (DO18), the joint venture partners of the WO Diamond Project intend to take the plus 9 hectare DO27, and possibly any kimberlite discovered between DO27 and DO18, and the 3.5 hectares DO18 into pre-feasibility.

Dentonia is a 1/3 equity holder in DHK Diamonds Inc., which has a 20% contributing interest in the WO Diamond Project. Dentonia has sufficient funds on hand to make its pro rata contribution to any overrun of the current program, and to the proposed summer and fall programs.

Dentonia's comments

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 9, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated May 9, 2006

Enclosed is a copy of our News Release dated May 9, 2006 for your records.

Please call our office if you have any questions.

RECEIVED
2006 MAY 24 A 9:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 9, 2006

For Immediate Release
TSX Venture: "DTA"

RECEIVED 2006 MAY OFFICE OF INTERNATIONAL CORPORATE FINANCE

Thomlinson Creek, Copper-Molybdenum Project, near Hazelton, Central British Columbia.

Dentonia Resources Ltd. (Dentonia) has signed a drill contract with Driftwood Diamond Drilling Ltd. of Smithers, B.C. to conduct a 5 hole, or an approximately 1,500 meter, helicopter supported drill program at the Thomlinson Creek Copper-Molybdenum project, in early September 2006.

Dentonia has also retained the services of Ranex Exploration Ltd. and Graff Engineering Inc., both of Smithers, as soon as weather condition permit, to conduct a preliminary program of trail and line cutting, soil and silt sampling, and the cutting of drill pads.

All necessary permits have been obtained, bonds have been posted, and the local First Nation People have been notified.

The program will be under the direction and supervision of Don MacIntyre, Ph.D., P. Eng. (BC) an independent consultant.

The Thomlinson Creek copper-molybdenum property is located 42 kilometres north-northeast of the town of Hazelton. Trans-provincial Highway 16, from Prince George to Prince Rupert, a deep sea port, and the Canadian National Railway, pass through Hazelton. Recent logging roads provide easy access to the Thomlinson Creek property.

The Thomlinson Creek intrusive body is at least 5 kilometres in length and 600 meters in width. Biotite feldspar porphyry and quartz porphyry dykes intrude the quartz diorite and Bowser Lake Group sedimentary rocks.

Both the Bulkley and Babine intrusive suites have excellent mineral potential. The Bulkley intrusive suite hosts several significant molybdenum deposits including Blue Pearl's Yorke-Hardy deposit at Smithers which contains 90.7 million tonnes of mineralization, grading 0.178% Mo and 0.032% W (Tungsten).

The closest known deposit to the Thomlinson Creek Project is located 11 km to the west, the Mount Thomlinson deposit, where previous diamond drilling outlined 40.82 million tones, grading 0.071% molybdenum.

The Thomlinson Creek property was originally staked by Granby Mining Corporation in 1970 to cover a prominent GSC airborne magnetic anomaly related to the Babine intrusive body. Ground soil geochemical, induced polarization and magnetic surveys were undertaken by Granby and by Noranda Exploration Company. Subsequently, Noranda in 1980 and 1981, completed 1,024 meters of diamond drilling in ten holes.

The mineralization at Thomlinson Creek is associated with an exceptionally strong soil geochemical anomaly which extends over a length of 5 kilometers, with values up to 10,200 ppm Cu and 600 ppm Mo. The Noranda drilling did not explain the strong soil geochemical results. One hole (TC 81-6) located on a relatively weak portion of the soil geochemical anomaly returned 0.18% Cu and 0.03% Mo across 72 meters. The best mineralization was at the bottom of this hole, where a 6 meters section, returned 0.17% Cu and 0.236% Mo (or 0.39% MoS_2).

Nearly all molybdenum bearing deposits identified to date in British Columbia were explored up to the early 1980's, when the molybdenum price dropped from ~US$30/lb to below US$3/lb. With the recent increase in price, spiking at US$39.50/lb in June of last year, and currently at US$23.50/lb these deposits warrant new looks. Demand of Molybdenum is currently exceeding supply, caused primarily by the booming oil industry. During 2006, some 80,000 miles of pipelines are either under construction or in the planning stages.

Gold Project

Dentonia has staked four additional claims or 35 units of 16 hectares at its Atkinson Gold Project, Ontario, where its winter diamond drill program was successful in intersecting two anomalous mineralized gold bearing zones with grades of up to 14.01 g/t gold over a core length of 7.7 meters.

Diamond Project

Dentonia is also awaiting results from the 2006 bulk sampling program, began in February 2006, from the DO27 kimberlite pipe, at Lac de Gras, and core drill results from its Pellatt Lake interest, NWT.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Investor Relations:
John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144
Email: johnchalcraft@shaw.ca or dentonia@telus.net Website: www.dentonia.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.